LINCOLN BENEFIT LIFE COMPANY
                             2940 South 84th Street
                             Lincoln, NE 68506-4142

                                  402-328-5700


CAROL S. WATSON
SENIOR VICE PRESIDENT,GENERAL
  COUNSEL AND SECRETARY

                                                                  April 25, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Lincoln Benefit Life Variable Life Account ("Registrant")
     Form S-6 Registration Statement (file number 333-35346)
     Accession Number:  0000945094-00-000174

Commissioners:

On behalf of the Registrant and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended ("1933 Act"), I hereby request withdrawal of the above referenced Registration Statement as filed with the Securities and Exchange Commission ("Commission") on April 21, 2000. I am requesting withdrawal because this filing is a duplicate of a Post Effective Amendment filing for one of Registrant's other products (file number 333-76799).

For the foregoing reason, I respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission staff is greatly appreciated in this matter.

Sincerely,

/s/ Carol S. Watson

Carol S. Watson
Senior Vice President, General
  Counsel and Secretary